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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26431

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
(No. and Street)

Closter   New Jersey   07624
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Sokolower   201-767-1050
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cooper, Steven E.
(Name – if individual, state last, first, middle name)

16 Croyden Lane   New City   New York   10956
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



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OATH OR AFFIRMATION

I, __David Sokolower_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Repex & Co., Inc._____ , as of __December 31_____, 20__10____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__No exceptions._____

_____

_____

_____

_____

_____
Signature

__PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Officers and Directors of
Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

I have audited the accompanying statement of financial condition of Repex & Co., Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Repex & Co., Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America..

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New City, NY
February 15, 2011

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$330,002
Securities owned - at market value (Note 3)	182,095
Accounts receivable	45,087
Total Assets	**$557,184**

LIABILITIES AND
STOCKHOLDERS' EQUITY

Liabilities

Clearance fee payable		$12,555
Accounts payable and accrued expenses		116,419
Payroll taxes payable		566
Total Liabilities		129,540

Committments and contingencies (Notes 4 and 6)

Stockholders' Equity
Common stock
Authorized: 200 shares, no par value

Issued and outstanding: 100 shares	6,000	
Retained earnings	421,644	
Total Stockholders' Equity		427,644
Total Liabilities		
and Stockholders' Equity		**$557,184**

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2010

Revenues	
Commissions	$361,093
Gains - principal trades	76,810
Interest and dividends	563
Other income	33,022
Total Revenues	471,488
Expenses	
Officers' salaries	107,000
Other salaries and benefits	64,287
Payroll taxes	21,244
Commissions	100,637
Clearance fees	105,579
Subscriptions and publications	23
Stationery, printing and office expenses	4,292
Advertising	0
Stock exchange expenses	17,076
Telephone and communications	9,146
Insurance	1,152
Travel	9,770
Rent	5,433
Information technology services	12,886
State corporate tax	1,134
Professional fees	4,125
Total Expenses	463,784
Net Income	$ 7,704

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2010	$6,000	$413,940	$419,940
Net income	-	7,704	7,704
Balance - December 31, 2010	$6,000	$421,644	$427,644

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

Balance - January 1, 2010 $0

Balance - December 31, 2010 $0

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities

Net income | $ 7,704

Adjustments to reconcile net income to
net cash provided by operating activities

Decrease (Increase) in assets:	
Securites owned - at market value	173,606
Receivable from broker	(18,357)
Increase (Decrease) in liabilities:	
Clearance fee payable	4,608
Accounts payable and accrued expenses	79
Payroll taxes payable	(276)
Total Adjustments	159,660
Cash provided by (used for) operating activities	167,364
Cash; beginning of year	162,638
Cash; end of year	$330,002

The accompanying notes are an integral part of this statement.

REPEX & CO., INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2010

NET CAPITAL COMPUTATION

Credit factors	
Common stock	$6,000
Retained earnings	421,644
Total Credit Factors	427,644
Debit factor	
Capital charges pursuant to Rule 15C3-1	15,341
Net capital	412,303
Less; Minimum net capital requirements	100,000
Capital in excess of all requirements	$312,303
Aggregate indebtedness	
Clearance fee payable	$12,555
Accounts payable and accrued expenses	116,419
Payroll taxes payable	566
	$129,540
Capital ratio - (maximum allowance 1500%)	
Ratio of aggregate indebtedness	
to net capital	31%

There were no material variances between this computation of net
capital under rule 15c3-1 and the registrant's computation filed
with part II, form X-17A5. Accordingly, no reconciliation is
required.

The accompanying notes are an integral part of this statement.

NOTE 1 - Significant Accounting Policies

(a) Nature of Business

The Firm is a New Jersey Corporation and clears all securities transactions through
its clearing broker on a fully disclosed basis, and consequently operates under
the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii).

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a
settlement date basis, generally the third business day following the transaction date for equities
and bonds, one business day following the transaction date for options and certain government
securities

NOTE 2 - Provision for Income Taxes

No provision has been made for Federal income taxes, since the Company has elected to be treated
as an "S" Corporation according to provisions of the Internal Revenue Code.

The Company has also elected to be treated as an "S" corporation for New Jersey income taxes,
and therefore, there are no provisions for state income taxes in the financial statements..

NOTE 3 - Securities Owned

Securities owned are stated at market value and consist of the following:

U.S. Treasury Bills	$174,976
300 Shares NASDAQ Stock Market Inc. (The)	7,119
	$182,095

NOTE 4 - Lease Commitment

The Company occupies space that is used as their office for which a company that is an affiliate of Repex & Co., Inc. has liability for the lease. Therefore, Repex & Co., Inc. has no lease commitment on the premises that they occupy as their office.

The rent expense paid by Repex & Co., Inc. for 2010 was $5,433.

NOTE 5 - Capital Ratio

The capital ratio, as independently computed by our auditor, was 31%, versus an allowable of 1500%, under the rules of the Securities and Exchange Commission. The Company's net capital requirement as computed under S.E.C. Rule 15c3-1, is $100,000. The net capital as computed was $412,303 leaving capital in excess of requirements of $312,303.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Corporation is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Corporation's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Corporation introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Repex & Co., Inc.
Notes To Financial Statements
December 31, 2010

The Corporation's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Corporation and the Corporation's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Corporation and its clearing broker provides that the Corporation is obligated to assume any exposure related to such nonperformance by its customers.

The Corporation seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Corporation monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's Statement of Financial Condition, as of December 31, 2010, pursuant to S.E.C. Rule 17a-S, is available for inspection at the Company's office and at the regional office of the Securities and Exchange Commission.

STEVEN E. COOPER
CERTIFIED PUBLIC ACCOUNTANT

16 Croyden Lane
New City, New York 10956
(845) 634-5474

To the Officers and Directors of Repex & Co., Inc.
550 Durie Avenue
Closter, N.J. 07624

In planning and performing my audit of the financial statements of Repex & Co., Inc. for the year ended December 31, 2010, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Repex & Co., Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule I7a-3(a)(11); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule I5c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule I7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule I7a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Steven E. Cooper
Certified Public Accountant

New City, New York
February 15, 2011